LIGHTHOUSE LIFE CAPITAL, LLC
1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
January 9, 2023

VIA EDGAR

Mr. Rob Arzonetti
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         Lighthouse Life Capital, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed December 29, 2022
File No. 024-11380
CIK No. 0001824921

Dear Mr. Arzonetti:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified January 9, 2023 at 4:00 p.m. EST, or as soon thereafter as is reasonably practical.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

LIGHTHOUSE LIFE CAPITAL, LLC

By:
LHL Strategies, Inc.
Its:
Sole Member

By: /s/ Michael D. Freedman
Name: Michael D. Freedman
Title: Chief Executive Officer